April 20, 2011

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC  20549-3561

RE:       YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 25, 2010

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated April 8, 2011, which contained comments based on your review of the above-referenced Form 10-K.  We respectfully submit our responses to your comments.  For your convenience, we have repeated your comments in their entirety followed by our responses.

Form 10-K: For Fiscal Year Ended December 25, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Profit, page 46

1.
Please tell us and revise to disclose the components and their respective amounts in arriving at operating margin for each segment.  Additionally, please disclose the operating margin for the China Division.

Response:

Operating margin is defined on page 25 of our 2010 Form 10-K as Operating profit divided by Total revenues.   Historically, we have presented Operating margin for our YRI and US Divisions as we believe it is a meaningful measure of profitability for businesses that are predominantly franchised.  For our China Division, which is predominantly a Company operated market, we believe that Restaurant margin is a more meaningful measure of profitability.  However, in the interest of reporting consistent profitability measures for all three reportable segments, we will begin disclosing Operating margin as an additional measure of profitability for the China Division in future filings.

Yum! Brands, Inc.
April 20, 2011

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

2.
We note your disclosure that the Pizza Hut United Kingdom reporting unit, for which $104 million in goodwill was recorded at year end 2010, has experienced deteriorating operating performance over the past several years as sales and profits have declined.  Please tell us the operating profit or loss in each of 2008, 2009 and 2010 for this reporting unit.  Additionally, tell us when the operating performance for this reporting unit began to deteriorate and by how much in each period.

Response:

Our Pizza Hut United Kingdom (“PHUK”) reporting unit has seen profits decline in each year beginning in 2005.  The 2009 operating profit, in a very challenging macro-economic environment, was essentially flat with 2008, and we believed that the business had begun to stabilize and recover.  However, we saw further deterioration in the business during 2010.  Thus, we believed it was important to disclose, in accordance with Regulation S-K, Item 303(a)(3)(ii) regarding trends or uncertainties, that if the PHUK reporting unit’s results did not improve consistent with our expectations that a goodwill impairment charge might be required in the future.

We have supplementally provided to the Staff an Appendix to this response letter detailing the Operating profit for PHUK from 2005-2010.

Yum! Brands, Inc.
April 20, 2011

Notes to Consolidated Financial Statements

Note 21 – Subsequent Events, page 123

3.
You disclose that you anticipate an impairment loss in the first quarter of 2011 as a result of your decision to sell Long John Silver’s and A&W All-American Food Restaurants brands.  Please explain to us the basis for the impairment.  Also, tell us why no impairment exists at December 31, 2010.

Response:

The recorded assets associated with our Long John Silver’s (“LJS”) and A&W All-American Food Restaurants (“A&W”) businesses primarily include trademark and franchise contract right definite-lived intangibles and receivables from franchisees.  In accordance with ASC 350-30-35-14, we review intangible assets that are subject to amortization by applying the recognition and measurement provisions in ASC 360-10-35-17 through 35-35.

During Q1 2011 our decision to sell the LJS and A&W businesses and resulting public announcement was considered an event that indicated that the LJS and A&W asset groups needed to be tested for recoverability as required by ASC 360-10-35-21.  Specifically, the decision created a current expectation that it was more likely than not that the asset groups would be sold before the end of their previously estimated useful lives.  As the decision to sell the businesses was made subsequent to our 2010 fiscal year end, we did not consider it to be an indicator that the LJS and A&W definite-lived intangibles were impaired in 2010.  The other LJS and A&W assets recorded at year end were accounted for in accordance with other applicable generally accepted accounting principles.

In performing the recoverability test in Q1 2011 for the LJS and A&W asset groups, the estimates of future cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the asset groups primarily included expected proceeds from the planned sales.  Our estimation of these future cash flows is such that the carrying values of the LJS and A&W asset groups were determined not to be recoverable in Q1 2011.  This is in large part due to the expected proceeds from the planned sales being representative of a buyer’s expectations of future, discounted cash flows from the business.  As the asset groups’ carrying values were not deemed recoverable they were written down to current estimates of fair value.

Yum! Brands, Inc.
April 20, 2011

In connection with this response, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller